UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

In the matter of: PIMCO ETF Trust Pacific Investment Management Company LLC PIMCO Investments LLC 650 Newport Center Drive Newport Beach, CA 92660	File No. 812-

Application for an order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act to supersede the prior order.

All communications and orders to:

Joshua D. Ratner, Esq.

Ryan G. Leshaw, Esq.

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, CA 92660

With a copy to:

Edward B. Baer, Esq.

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

Page 1 of 46 sequentially numbered pages.

As filed with the U.S. Securities and Exchange Commission on October 2, 2017

TABLE OF CONTENTS

I.		INTRODUCTION	3

	A.	Summary of Application	3

	B.	Comparability of Relief Sought to Prior Relief Granted by the Commission	5

II.		BACKGROUND	6

	A.	General	6

	B.	The Current Adviser	8

	C.	The Distributor	8

	D.	Underlying Indexes and Licensing Arrangements	8

	E.	Capital Structure and Voting Rights; Book-Entry	9

	F.	Investment Objectives and Policies	9

	G.	Exchange Listing	11

	H.	Sales of Shares	11

	I.	Pricing	17

	J.	Redemption	17

	K.	DTC Distribution Reinvestment Program	18

	L.	Shareholder Transaction and Distribution Expenses	21

	M.	Shareholder Reports	21

	N.	Availability of Information Regarding Shares and Underlying Indexes	21

	O.	Public Representations	22

	P.	Procedure by Which Shares Will Reach Investors; Disclosure Documents	23

III.		IN SUPPORT OF THE APPLICATION	24

	A.	ETF Relief	24

	B.	Fund of Funds Relief	27

IV.		REQUEST FOR ORDER	27

	A.	Legal Analysis: ETF Relief	27

	B.	Legal Analysis: Fund of Funds Relief	35

V.		CONDITIONS	41

	A.	ETF Relief	42

	B.	Fund of Funds Relief	42

VI.		PROCEDURAL MATTERS	45

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: PIMCO ETF Trust Pacific Investment Management Company LLC PIMCO Investments LLC File No. 812-

Application for an order (i) under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act to supersede the prior order.

I.	INTRODUCTION

A.	Summary of Application

In this application (“Application”), PIMCO ETF Trust (the “Trust”), Pacific Investment Management Company LLC (the “Current Adviser”), and PIMCO Investments LLC (the “Distributor” and, together with the Trust and the Current Adviser, “Applicants”)1 apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”) to supersede the prior order issued to Applicants under Sections 6(c), 12(d)(1)(J) and 17(b) of the Act.2

The Order, if granted, would permit:

(a) Funds (defined below) to issue their shares (“Shares”) in large aggregations (“Creation Units”) (e.g., at least 10,000 Shares) or in less than Creation Unit size to investors participating in the DTC Distribution Reinvestment Program (as defined herein);

1 All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

2 The Trust and Current Adviser previously received exemptive relief from the Commission permitting them to operate ETFs (defined below) that track fixed income securities indexes. See Pacific Investment Management Company LLC, et al., Investment Company Act Release Nos. 28723 (May 11, 2009) (notice) and 28752 (Jun. 1, 2009) (order) (the “Prior Order”). Applicants are seeking the Order so as to supersede the Prior Order granted to the Trust and Current Adviser as sole applicants. All of the applicants to the Prior Order have been named as Applicants, and Applicants will not continue to rely on the Prior Order if the requested Order is issued.

(b) secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), Bats BZX Exchange, Inc. (“BATS”) and The Nasdaq Stock Market, LLC (“NASDAQ”);

(c) certain affiliated persons of the open-end investment company described herein to deposit securities into, and receive securities from, such investment company, in connection with the purchase and redemption of aggregations of Shares of such investment company;

(d) the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

(e) registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser (defined below), and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) and (B) of the Act; and

(f) the Funds, and any principal underwriter for the Funds, and/or any broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22 (e) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief’and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as “Fund of Funds Relief.” The ETF Relief and Fund of Funds Relief together will be referred to herein as “Relief.”

Applicants seek the Order to create and operate one or more Funds that offer shares and operate as index-based exchange-traded funds (“ETFs”) that track a specified index comprised of domestic and/or foreign fixed income securities for which a third party that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act), or an affiliated person of an affiliated person, of the Trust, the Adviser, any Sub-Adviser (defined herein), the Distributor (defined herein) or a promoter of the Fund serves or will serve as the Index Provider (defined herein) (each, an “Index-Based ETF”).

Applicants request that the Order apply to any existing series of the Trust (“Existing Funds”) and any additional series of the Trust, and any other existing or future open-end management investment company or existing or future series thereof (“Future Funds” and together with the Existing Funds, “Funds”) that operate as Index Based Funds. Any Fund will (a) be advised by the Current Adviser or an entity controlling, controlled by, or under common control with an Current Adviser (each such entity or any successor thereto,3 an “Adviser”) and (b) comply with the terms and conditions of this Application.

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

Applicants seek relief substantially similar to the relief granted by the Commission to certain other open end management investment companies commonly referred to as “exchange-traded funds” or “ETFs” to permit Index-Based ETFs.4 In addition, the Commission previously has granted exemptive relief to permit the operations of an ETF based on an exemptive application stating that the ETF would allow shareholders to purchase shares directly from the ETF through the DTC book-entry distribution reinvestment program (“DTC Distribution Reinvestment Program”).5

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

3 For purposes of the requested Order, a “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

4 See the Prior Order; see also Parker Global Strategies, LLC, Investment Company Act Release Nos. 32528 (Mar. 10, 2017) (notice) and 32595 (Apr. 05, 2017) (order); Morgan Stanley ETF Trust, et al., Investment Company Act Release Nos. 32484 (Feb. 21, 2017) (notice) and 32539 (Mar. 21, 2017) (order); Tortoise Index Solutions, LLC, et al., Investment Company Act Release Nos. 32512 (Feb. 27, 2017) (notice) and 32579 (Mar. 28, 2017) (order); USAA ETF Trust, et al., Investment Company Act Release Nos. 32511 (Feb. 27, 2017) (notice) and 32576 (Mar. 27, 2017) (order); StrongVest ETF Trust, et al., Investment Company Act Release Nos. 32453 (Jan. 26, 2017) (notice) and 32507 (Feb. 22, 2017) (order); Northern Lights Fund Trust IV and Blue Sky Asset Management, LLC, Investment Company Act Release Nos. 32401 (Dec. 23, 2016) (notice) and 32426 (Jan. 18, 2017) (order) and Fidelity Commonwealth Trust, et al., Investment Company Act Release Nos. 32166 (June 29, 2016) and 32191 (July 26, 2016) (collectively, “Prior Orders”).

5 Morgan Stanley ETF Trust, et al., Investment Company Act Release Nos. 32405 (Dec. 28, 2016) (notice) and 32431 (Jan. 24, 2017) (order); FlexShares Trust, et al., Investment Company Act Release Nos. 30593 (July 9, 2013) (notice) and 30645 (Aug. 6, 2013) (order); and Precidian ETFs Trust, et al., Investment Company Act Release Nos. 30101 (June 8, 2012) (notice) and 30129 (July 5, 2012) (order).

II.	BACKGROUND

A.	General

The Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as a series open-end management investment company. The Trust offers a number of Index-Based ETFs, each of which has a distinct investment objective, tracks a particular index and utilizes either a replication or representative sampling strategy. Each Fund will operate as an ETF. The Trust is managed by a board of trustees (the “Board”).

The Trust offers and sells Shares pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the Act (the “Registration Statement”). Funds which track Domestic Indexes (as defined below) are referred to as “Domestic Funds” and Funds which track Foreign Indexes (as defined below) are referred to as “Foreign Funds.”

Each Fund will seek to provide investment returns that correspond, before fees and expenses, closely to the performance of a specified fixed income securities index (each an “Underlying Index” and collectively, “Underlying Indexes”). Each Fund will hold certain securities, assets or other positions (“Portfolio Holdings”) selected to correspond closely to the performance of its Underlying Index. Certain of the Funds will be based on Underlying Indexes which will be comprised of fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets (“Domestic Indexes”). Other Funds will be based on Underlying Indexes which will be comprised of foreign and domestic or solely foreign fixed income securities (“Foreign Indexes”). Future Funds may be based on Domestic Indexes as well as Foreign Indexes.

The Trust will issue, with respect to each Fund on a continuous offering basis, Creation Units or Shares in less than Creation Unit size to investors participating in the DTC Distribution Reinvestment Program. The size of a Creation Unit for each Fund is initially determined by the Adviser, based in part on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s target audience.6 Individual Shares will not be individually redeemable. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. Applicants intend that the initial NAV of the Shares will be established per Share at a level convenient for trading purposes.

Shares of each Fund will be listed and traded individually on an Exchange. It is expected that one or more member firms of an Exchange will be designated to act as market makers and maintain a market for Shares trading on the Exchange. If NYSE Arca is the Exchange on which Shares are primarily listed (“Listing Exchange”), it is expected that one or more of the market makers that are members of NYSE Arca will register to make a market in Shares listed on NYSE

6 The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from time to time if the individual Share price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

Arca (“Arca Market Makers”). If BATS or NASDAQ is the Listing Exchange, one or more member firms of BATS or NASDAQ will act and register as market makers (“BATS Market Makers” and “NASDAQ Market Makers,” respectively, and together with Arca Market Makers, “Market Makers”) and maintain a market on BATS or NASDAQ, as applicable, for Shares trading on BATS or NASDAQ.7

Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of the Funds generally will be made by an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.H “Sales of Shares.” Applicants believe that this “in-kind” method minimizes the need to liquidate Portfolio Holdings to meet redemptions or to acquire Portfolio Holdings in connection with purchases of Creation Units and would permit closer tracking of each Fund’s Underlying Index. Applicants submit that this “in-kind” mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

The component securities of an Underlying Index are referred to herein as “Component Securities.” Each Fund consists or will consist largely of some or all of the Component Securities of an Underlying Index selected to correspond closely to the price and yield performance of such Underlying Index.

Each Fund that intends to qualify as a “regulated investment company” (“RIC”) will maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”).8 A Fund may invest in a wholly owned subsidiary, organized under the laws of the Cayman Islands as an exempted company or under the laws of another non-U.S. jurisdiction (a “Wholly Owned Subsidiary”), in order to pursue its investment objectives and/or ensure that the Fund remains qualified as a RIC for U.S. federal income tax purposes. For a Fund that invests in a Wholly Owned Subsidiary, the Adviser will serve as investment adviser to both the Fund and the Wholly Owned Subsidiary.

7 If Shares are listed on BATS or NASDAQ, no particular BATS Market Maker or NASDAQ Market Maker will be contractually obligated to make a market in Shares, although each of BATS’ and NASDAQ’s listing requirements stipulate that at least two BATS Market Makers or NASDAQ Market Makers must be registered in Shares to maintain the listing. Registered Arca Market Makers, BATS Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Arca Market Maker, BATS Market Maker or NASDAQ Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) therein, due to ownership of Shares, as described below.

8 Applicants also reserve the right to create Funds that will not operate as RICs.

B.	The Current Adviser

The Current Adviser is the investment adviser to the Existing Funds. The Current Adviser is Pacific Investment Management Company LLC, a Delaware limited liability company with its principal office located at 650 Newport Center Drive, Newport Beach, CA 92660. The Current Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Each Fund’s Adviser, subject to the oversight and authority of the Board, develops or will develop the overall investment program for each Fund.9 Each Fund’s Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respect to particular Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). The Sub-Advisers, if any, will serve as portfolio managers for the Funds. The Adviser will compensate any Sub-Adviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract, unless the Fund compensates the Sub-Adviser directly. Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective. Any Sub-Adviser to a Fund will either be registered under the Advisers Act or will not be required to register thereunder.

C.	The Distributor

The Distributor serves as the principal underwriter and distributor of the Creation Units for the Funds. The Distributor is PIMCO Investments LLC, a Delaware limited liability company. The Distributor is a Broker registered under the Exchange Act.10 Applicants request that the Order apply to the Distributor, any successor to the Distributor, and to any other entity hired by a Fund as a distributor (each, a “Future Distributor”) that complies with the terms and conditions of this Application. Neither the Distributor nor any Future Distributor is or will be affiliated with any Exchange on which Shares are listed. The Distributor may be an affiliated person or an affiliated person of an affiliated person of that Fund’s Adviser and/or Sub-Advisers.

D.	Underlying Indexes and Licensing Arrangements

Each Existing Fund is, and any Future Fund will be, entitled to use its Underlying Index pursuant to either a licensing agreement with the entity that compiles, creates, sponsors or maintains an Underlying Index (each an “Index Provider”) or a sub-licensing arrangement11 with the applicable Adviser, which has or will have a licensing agreement with such Index Provider. No Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of

9 The term “Board” also includes any board of directors or trustees of a Future Fund, if different.

10 The Distributor has adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1.

11 The Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation or the return of component securities, in advance of a public announcement of such changes by the Index Provider.

the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of an Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor.

E.	Capital Structure and Voting Rights; Book-Entry

Shareholders of a Fund will have one vote per Share or per dollar with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and under applicable state law.

Shares will be registered in book-entry form only. The Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or the Depository participants (the “DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund’s or Adviser’s expense through the customary practices and facilities of the Depository and DTC Participants.

F.	Investment Objectives and Policies

1.	General

The investment objective of each Fund is or will be to provide investment results that closely correspond, before fees and expenses, to the performance of its Underlying Index. In seeking to achieve the investment objective of a Fund, the applicable Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below. Each Fund will consist of a portfolio of securities, and other assets and positions.

Each Fund will invest at least 80% of its assets, exclusive of collateral held from securities lending, in Component Securities of its respective Underlying Index and TBA Transactions12 representing Component Securities, and in the case of Foreign Funds, in Component Securities and depositary receipts representing foreign securities such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) (together, “Depositary Receipts”) representing such Component Securities (or, in the case of Foreign Funds tracking Underlying Indexes for which Depositary Receipts are themselves Component Securities, underlying stocks in respect of such Depositary Receipts).13 Any Depositary Receipts

12 A “to be announced transaction” or “TBA Transaction” is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date.

13 With respect to a Fund that invests in a Wholly Owned Subsidiary, the Fund will look through the Wholly Owned Subsidiary to determine whether certain assets fall within the 20% Asset Basket (as defined below).

held by a Foreign Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Foreign Index, will improve the liquidity, tradability and settlement of a Foreign Fund’s then-current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund to maintain direct exposure to Component Securities of its Foreign Index.

Each Fund may also invest up to 20% (“20% Asset Basket”) of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives, as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in its Underlying Index but which the Adviser believes will help the Fund track its Underlying Index. A Fund may also engage in short sales in accordance with its investment objective. A Fund will utilize either a “replication strategy” or “representative sampling” as described below. A Fund using a “replication strategy” will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Index or (if applicable) to maintain RIC compliance.

Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the applicable Adviser and/or Sub-Adviser utilizing quantitative analytical procedures. Under the representative sampling technique, each security is selected for inclusion in a Fund through the applicable Adviser’s or the Sub-Adviser’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index. If the representative sampling technique is used, a Fund may not track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. The applicable Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities. Finally, the Fund may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of securities or instruments in its 20% Asset Basket.

2.	Depositary Receipts

The Funds may invest in Depositary Receipts representing foreign securities in which they seek to invest. Depositary Receipts are typically issued by a financial institution (a “Depositary Bank”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with a Depositary Bank.14 A Fund will not invest in any Depositary Receipts that an Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

G.	Exchange Listing

The Shares of each Fund will be listed on a Listing Exchange. The Trust will submit an application to list the Shares of any Future Fund on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares. It is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Market Makers in Shares. Shares of each Fund will be traded on an Exchange in a manner similar to that of other ETFs.

As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross-listed on one or more foreign securities markets.

H.	Sales of Shares

1.	General

The Trust is and will be structured in a manner similar to ETFs currently trading in the United States and therefore will offer, issue and sell Shares of each Fund to investors in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received or issue in less than Creation Unit size to investors participating in the DTC Distribution Reinvestment Program. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) (ordinarily 4:00 p.m. Eastern Time (“ET”)) (“Closing Time”) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a day that a Fund is required to be open under Section 22(e) of the Act (a “Business Day”).

2.	Purchase and Redemption of Creation Units

(1)	In order to keep costs low, the Shares of each Fund will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, each Business Day, the

14 With respect to ADRs, the depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported as soon as practicable, but no later than 10 seconds, and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated person of a Fund, the Adviser or any Sub-Adviser will serve as the Depositary Bank for any Depositary Receipts held by a Fund, except a Depositary Bank that is deemed to be affiliated solely because a Fund owns greater than 5% of the outstanding voting securities of such Depositary Bank.

Fund will specify the identities and quantities of the instruments (“Basket Instruments”), in exchange for which it will sell and redeem Creation Units (the “Published Basket”).15

(2)

On any given Business Day, the Published Basket for each Fund will correspond pro rata to the identities and quantities of the Portfolio Holdings held by such Fund,[16] except (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) to account for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradable round lots;[17] (c) TBA Transactions, short positions, derivatives, and other positions that cannot be transferred in-kind;[18] (d) to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund’s portfolio;[19] (e) for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of the Fund’s Underlying Index; and (f) as described in clause 3 of this section.

(3)

Purchasers and redeemers of the Fund’s Creation Units may receive or deliver (a) a Published Basket (other than a basket published pursuant to 2(a)-(e) above) that does not correspond pro rata to the identities and quantities of the Portfolio Holdings of the Fund or (b) a basket of instruments that is different from the Published Basket (a “Custom Basket,” and together with the Published Basket, the “Basket”), and different purchasers and redeemers may receive or deliver different Baskets, or both, if:

i.

Pursuant to Rule 38a-1 under the Act, the Fund adopts and the Board, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested Board members”), reviews and approves written Basket policies and procedures (“Basket Policies and Procedures”) that are reasonably designed to detail: (A) the parameters which will be used by the Adviser for the construction of Custom Baskets and the process which will be used for the acceptance of Custom Baskets; (B) the circumstances under which, or the standards for determining when, use of Custom Baskets is in the best interests of the Fund; and (C) the titles or roles of the

15 The Funds must comply with the federal securities laws in accepting and satisfying redemptions with Basket Instruments, including that the Basket Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting and satisfying redemptions using Basket Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

16 The Portfolio Holdings used for this purpose will be the same Portfolio Holdings used to calculate the Fund’s NAV for that Business Day.

17 A tradable round lot for a security will be the standard unit of trading in that particular type of security in its primary market. Because these instruments will be excluded from the Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

18 Positions that cannot be transferred “in-kind” include instruments that can be transferred only with the consent of the original counterparty to the extent the Fund does not intend to seek such consent.

19 A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund’s portfolio; (ii) consists entirely of instruments that are already included in the Fund’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

employees of the Adviser who may determine on any given Business Day that utilizing a Custom Basket is in the best interests of the Fund.20

ii.

The Board’s approval of the Basket Policies and Procedures required by clause 3(i), above, shall be based on a determination that the use of Custom Baskets is in the best interests of the Fund and its shareholders.

(4)

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Basket Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other party a cash amount equal to the difference (the “Balancing Amount”).

(5)

Each Business Day, before the open of trading on the Fund’s Listing Exchange, the Fund will cause the Published Basket along with the estimated Balancing Amount (if any), for that day to be published through the National Securities Clearing Corporation (“NSCC”) or other registered clearing agency, or to be otherwise publicly disseminated.

(6)

Each Business Day, before the open of trading on the Fund’s Listing Exchange, the Fund will disclose on its website (“Website”) the identities and quantities of the Portfolio Holdings that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

(7)	Notwithstanding the foregoing, purchases and redemptions of the Fund’s Creation Units may be made in whole or in part on a cash basis rather than in-kind.[21]

3.	Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders. Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution

20 The policies and procedures consistent with the requirements of Rule 38a-1 will also provide for recordkeeping with respect to all material determinations made regarding Basket construction (including, for example, records reflecting the instances when a Fund permits variations from the Published Basket and the basis for allowing such variations).

21 To the extent applicable, cash Basket transactions for an In-Kind ETF (as such term is defined in Rule 22e-4) will be executed in accordance with the Fund’s liquidity program policies and procedures. In determining whether a particular Fund will sell or redeem Creation Units in whole or in part on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax consideration may warrant in-kind redemptions.

resulting from the purchase or redemption of Creation Units, any Transaction Fees will be borne only by such purchasers or redeemers.

Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Basket Instruments, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Basket Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Basket Instruments. The amounts of such Transaction Fees will be determined separately for each Fund. The amount of the maximum Transaction Fee for each Fund will be set separately as discussed above. Variations in the Transaction Fee may be imposed from time to time. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Basket Instruments of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

4.	Purchase of Creation Units; General

All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant”which is either: (1) a “Participating Party,”i.e., a Broker or other participant in the Continuous Net Settlement System (“CNS System”) of the NSCC, a clearing agency registered with the Commission, or (2) a Participant in DTC, which, in either case, has signed a “Participant Agreement”with the Distributor. An Authorized Participant is not required to be a member of an Exchange. The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders for Creation Units have been accepted, but the Distributor may reject any order which is not submitted in proper form in accordance with the terms of the Participant Agreement. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Basket Instruments and Balancing Amount (if any), the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order. The Distributor also will be responsible for delivering the Fund’s Prospectus to those Authorized Participants purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Units of Shares of any Fund placed through the Distributor must either: (1) initiate instructions pertaining to the instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing (the “Portfolio Deposits”) through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “NSCC Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the NSCC Clearing Process through the facilities of DTC (“DTC Facilities”).

5.	Placement and Acceptance of Creation Unit Purchase Orders

All orders to purchase Creation Units, whether through the NSCC Clearing Process, or “outside” the NSCC Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement on the relevant Business Day, in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. In the case of Custom Basket orders, the order must be received by the Distributor, no later than 3:00 p.m. ET, or such other time as may be designated by the Funds and disclosed to Authorized Participants.

The NSCC Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must effect such transactions “outside” the NSCC Clearing Process. Once the Fund’s custodian (the “Custodian”) has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such Foreign Fund.

The Custodian shall cause the sub-custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the Portfolio Deposit. Basket Instruments must be maintained by the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

Basket Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through DTC. The Custodian will monitor the movement of the underlying Basket Instruments or cash and will instruct the movement of Shares only upon validation that such securities or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Basket Instruments or cash and, except as discussed below with respect to Portfolio Holdings traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund.22 Applicants do not believe the issuance and settlement of Creation Units in the

22 Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Holdings through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities. Pursuant to amendments to Rule 15c6- 1(a) under the Exchange Act, beginning in September, 2017, the settlement cycle for ETFs changed from T+3 to T+2.

manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of the Funds. Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing Transaction Fees on investors purchasing or redeeming Creation Units.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser) to reject any order not submitted in proper form.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Basket Instruments and the payment of any Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Basket Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Basket Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.

6.	Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form in accordance with the terms of the Participant Agreement. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

i.	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

ii.	the acceptance of the Portfolio Deposit would have certain adverse tax consequences,

iii.	such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

iv.	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

v.

the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

vi.

there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Fund’s transfer agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

I.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Holdings held by such Fund. In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Basket Instruments and the estimated Balancing Amount, will be features of each Fund particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

J.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the applicable Fund. Redemption requests must be placed by or through an Authorized Participant. Creation Units will be redeemable at their NAV per Creation Unit next determined after receipt of a request for redemption by the applicable Fund.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, except as may be permitted under the relief requested herein in connection with Foreign Funds (see Section IV.A.4).

Redemption of Shares in Creation Units may be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the NSCC Clearing Process or “outside” the

NSCC Clearing Process through DTC Facilities or otherwise. As discussed herein, a redeeming investor may pay a Transaction Fee to offset the Fund’s trading costs, operational processing costs, brokerage commissions and other similar costs incurred in transferring the Portfolio Holdings from its account to the account of the redeeming investor. An entity redeeming Shares in Creation Units “outside” the NSCC Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process. A redeeming investor receiving cash in lieu of one or more Portfolio Holdings may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Portfolio Holdings. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Basket Instruments and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Shares, Basket Instruments or Balancing Amount and the value of the collateral.

A redemption request “outside” the NSCC Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of such Fund being redeemed through the book-entry system of the Depository on or before contractual settlement of the redemption request.

In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Basket Instruments into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate custody arrangements with a Broker, bank or other custody provider in each jurisdiction in which any of such Basket Instruments are customarily traded.

K.	DTC Distribution Reinvestment Program

The Applicants believe it is appropriate to give investors the option to purchase additional individual Shares through the “DTC Distribution Reinvestment Program” described below.

The Trust may make the DTC Distribution Reinvestment Program available for use by Beneficial Owners of Shares through DTC Participants for reinvestment of their cash dividends. Some DTC Participants may not elect to utilize the DTC Distribution Reinvestment Program, so Beneficial Owners will be encouraged to contact their Broker to ascertain the availability of the DTC Distribution Reinvestment Program through such Broker. DTC Participants whose customers participate in the program will have the distributions of their customers automatically reinvested in additional whole Shares issued by a Fund at NAV per Share. Shares will be issued at NAV under the DTC Distribution Reinvestment Program regardless of whether the Shares are trading in the secondary market at a premium or discount to NAV as of the time NAV is calculated. Thus, Shares may be purchased through the DTC Distribution Reinvestment Program at prices that are higher (or lower) than the contemporaneous secondary market trading price. The DTC Distribution Reinvestment Program differs from distribution reinvestment programs offered by Broker in two key ways. First, in distribution reinvestment programs typically offered by Brokers, the additional shares are purchased in the secondary market at current market prices at a date and time determined by the Broker at its discretion. Shares purchased through the DTC Distribution Reinvestment Program are purchased directly from a Fund on the date of the distribution at the NAV per share on such date. Second, in distribution reinvestment programs typically offered by Brokers, shareholders are typically charged a brokerage or other fee in connection with the secondary market purchase of shares. Brokers typically do not charge customers any fees for reinvesting distributions through the DTC Distribution Reinvestment Program.

The DTC Distribution Reinvestment Program will be operated by DTC in exactly the same way it runs such service for other open-end management investment companies. The initial decision to participate in the DTC Distribution Reinvestment Program is made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Distribution Reinvestment Program, it offers its customers the option to participate. Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Before electing to participate, Beneficial Owners will receive disclosure describing the terms of the DTC Distribution Reinvestment Program and the consequences of participation. Brokers providing the DTC Distribution Reinvestment Program to their customers will determine whether to charge Beneficial Owners a fee for this service. Typically Brokers do not charge for this service. Beneficial Owners will inform their Broker of their election to participate, and the Broker will in turn notify DTC either directly or through its clearing firm. The notification to DTC will include the number of Shares held by each customer participating in the program so that a Fund will know how many Shares to issue. On the payment date for any distribution, DTC will receive from a Fund the number of whole Shares to be deposited in each customer account, plus cash reflecting fractional Shares. Because reinvested dividends do not require liquidation of portfolio securities, the Trust will save the costs associated with liquidation that would otherwise be incurred.

The Prospectus will make clear to Beneficial Owners that the DTC Distribution Reinvestment Program is optional and that its availability is determined by their Broker, at its own discretion. Brokers are not required to utilize the DTC Distribution Reinvestment Program, and may instead offer a distribution reinvestment program under which Shares are purchased in the secondary market at current market prices or no distribution reinvestment program at all. As noted above, to participate in the DTC Distribution Reinvestment Program, Beneficial Owners will have to make an affirmative election to participate by completing an election notice.

Beneficial Owners will be provided, in advance of making this election, the disclosure referenced above about the DTC Distribution Reinvestment Program, along with Prospectus disclosure that makes clear the terms of the DTC Distribution Reinvestment Program and the consequences of participation. This disclosure will include a clear and concise explanation that under the DTC Distribution Reinvestment Program Shares will be issued at NAV, which could result in such Shares being acquired at a price higher (or lower) than that at which they could be sold in the secondary market on the day they are issued (this will also be clearly disclosed in the Prospectus). As a result, Beneficial Owners will be able to make a fully informed decision on whether to participate in the DTC Distribution Reinvestment Program.

The DTC Distribution Reinvestment Program is reasonable and fair because it is voluntary in nature and each Beneficial Owner will have in advance accurate and explicit information that makes clear the terms of the DTC Distribution Reinvestment Program and the consequences of participation. The DTC Distribution Reinvestment Program does not involve any overreaching on the part of any person concerned because it operates the same for each Beneficial Owner who elects to participate, and is structured in the public interest because it is designed to give those Beneficial Owners who elect to participate a convenient and efficient method to reinvest distributions without paying a brokerage commission and without necessarily paying a fee (as noted above, Brokers may charge a fee, but typically do not). Commissions and other transaction costs in Broker-sponsored plans could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. Further, the factors discussed above make it clear that the DTC Distribution Reinvestment Program is structured to ensure that the Program does not invoke any of the conditions identified in Section 1(b) of the Act that the Act is designed to eliminate or mitigate as contrary to the protection of investors.

The DTC Distribution Reinvestment Program meets the standards for exemptive relief under Section 6(c) of the Act, which provides that exemptive relief is appropriate if the exemption is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act; and the Program meets the standards for exemptive relief under Section 17(b) of the Act, which provides that exemptive relief is appropriate if the Commission finds that “the terms of the proposed transaction. are reasonable and fair and do not involve any overreaching on the part of any person concerned. and the proposed transaction is consistent with the general purposes” of the Act.

As noted above, Brokers, at their own discretion, may also offer a distribution reinvestment program under which Shares are purchased in the secondary market at current market prices. With respect to distribution reinvestment programs offered by Brokers, Beneficial Owners will be encouraged in the Prospectus to consult the Broker for further information on its distribution reinvestment program. The Prospectus will also caution interested Beneficial Owners that they should note that each Broker may require such owners to adhere to specific procedures and timetables in order to participate in the distribution reinvestment program and that the Beneficial Owners should ascertain from their Broker the necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions and other costs, if any, incurred to purchase Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service. Applicants are unaware of any Broker that offers both its own distribution reinvestment program as well as the DTC Distribution Reinvestment Program. Therefore, it is not anticipated that Brokers will offer their customers the option to choose between the plans.

L.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated. As indicated above in Section II.J “Redemption,” each Fund may charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. Each Fund may be authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund.

M.	Shareholder Reports

Each Fund will furnish to DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. Each Fund will also furnish to DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

N.	Availability of Information Regarding Shares and Underlying Indexes

As noted above, before commencement of trading on the Exchange on each Business Day, the identities and quantities of the Portfolio Holdings held by each Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day will be made available on the Website. This disclosure will look through any Wholly Owned Subsidiary and identify the specific Portfolio Holdings held by that entity. The information provided on the Website will be formatted to be reader-friendly.

The Funds’ administrator will provide an estimated Balancing Amount, adjusted through the close of the trading day, to the relevant Listing Exchange. Each Listing Exchange or other major market data provider will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association or other widely disseminated means, an amount for each Fund stated on a per individual Share basis representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Basket Instruments (such intra-day indicative value, the “IIV”). The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the IIV, and will make no warranty as to its accuracy.

The value of the Underlying Indexes with respect to the Funds will be disseminated by the relevant Listing Exchange or such other organization authorized by the Index Provider in accordance with Commission and Exchange requirements.23 Applicants expect the same from the Index Providers of future Underlying Indexes and future primary Listing Exchanges. In addition, these organizations will disseminate values for each Underlying Index once each trading day based on closing prices in the relevant exchange market. Each Fund will make available on a daily basis the names and required numbers of each of the Basket Instruments as well as information regarding the Balancing Amount.

The Website will publish the current version of the Prospectus and SAI. The Website also will disclose the prior Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of calculation of the relevant Fund’s NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. The Website will be publicly available at no charge prior to the public offering of Shares.

The closing prices of each Fund’s Basket Instruments and short positions will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as FINRA’s Trace Reporting and Compliance System, or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, Applicants expect, given the past history of other ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

O.	Public Representations

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund.” Although the Trust is classified and registered under the Act as an open-end management investment company, neither the Trust nor any of its individual Funds will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “ETF.” To that end, the designation of the Funds in all marketing materials will be limited to the terms “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund (other than pursuant to the DTC Distribution Reinvestment Program), or tender such Shares for redemption to the

23 NYSE Arca, Inc. rules generally require current index values for U.S. equity indices to be widely disseminated by one or more major market data vendors at least every 15 seconds during the core trading session and for international or global equity indices to be widely disseminated by one or more major market data vendors at least every 60 seconds during the core trading session. These rules also require current index values for fixed income indices to be widely disseminated by one or more major market data vendors at least once per day.

Fund in Creation Units only. The same approach will be followed in connection with investor educational materials issued or circulated in connection with the Shares.

The primary disclosure document with respect to the Shares will be the Fund’s Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by statutory prospectus or Summary Prospectus.24

The Funds will provide copies of their annual and semi-annual shareholder reports to DTC participants for distribution to shareholders. The above policies and format will also be followed in all reports to shareholders.

P.	Procedure by Which Shares Will Reach Investors; Disclosure Documents

Based on the experience of other ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on an Exchange versus the aggregate value of the Portfolio Holdings held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV. Lastly, Applicants observe that Market Makers, acting in their roles to provide a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

In the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV.

As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life

24 Pursuant to Rule 498 of the Securities Act, to the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided online, and will be sent upon request.

of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring.

The Distributor will act as coordinator in connection with the production and distribution of such materials to Brokers and will make generally known among the broker-dealer community that a current version of such Fund’s Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Fund’s Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

III.	IN SUPPORT OF THE APPLICATION

A.	ETF Relief

Applicants seek an Order from the Commission permitting (1) the Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares on an Exchange at negotiated prices, rather than at the current offering price; (3) certain affiliated persons of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; (4) a Foreign Fund to provide payment or satisfaction of redemption requests in periods exceeding seven days in certain circumstances; and (5) the Funds to issue Shares in less than Creation Unit size to investors participating in the DTC Distribution Reinvestment Program.

The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities, which should encourage diversified investment; provide in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indexes more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, and cost savings; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. markets; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”25 The Shares offered or proposed to be offered would provide to both retail and institutional investors, new exchange-traded investment company products representing interests in targeted securities markets. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s portfolio to meet redemptions, to permit the maximum amount of resources of each Fund to be used to track the Underlying Index and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. .. . and the proposed transaction is consistent with the general purposes of [the Act].”

Sales and redemptions of Creation Units of each Fund are on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds as described herein and are consistent with the general purposes of the Act.

The Applicants further seek that the order from the Commission specifically permit the Funds to operate the DTC Distribution Reinvestment Program as described above.

The Applicants believe it is appropriate to give Beneficial Owners the ability to purchase additional Shares through the DTC Distribution Reinvestment Program at NAV. The Applicants

25 Investment Company Act Release No. 17534 (June 15, 1990), at 84.

do not believe the fact that the NAV may be higher (or lower) than the price at which Shares might otherwise be contemporaneously purchased in the secondary market should result in a different conclusion.

If the requested relief is not granted, shareholders who wish to reinvest distributions in order to benefit from increased holdings and compounding have two options. They could participate in an automatic distribution reinvestment program offered by their Broker or adviser (if available), or they could purchase additional Shares through a secondary market transaction. In each case, they would likely pay a brokerage commission or other fee. These commission and other transaction costs could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. In addition, in each case there would likely be a delay between the date the distribution is paid by a Fund and the date on which this distribution could be reinvested in additional Shares.

The Applicants believe the ability to reinvest distributions without incurring additional brokerage costs and without a significant delay between receipt and reinvestment represents a significant improvement over the current options available to shareholders and is a significant additional benefit to shareholders. The Applicants do not believe the mere fact that the Funds are exchange traded funds should prohibit the Funds from offering their Beneficial Owners these enhanced benefits, which are already available to other fund shareholders, including shareholders of other ETFs.

The Applicants note that the number of Shares issued through the DTC Distribution Reinvestment Program will be only a small percentage of the number of Shares issued in Creation Units and, therefore, the Applicants believe the reported benefits of ETFs, such as reduced operational and transaction costs, will not be diminished if the Funds implement the DTC Distribution Reinvestment Program. The Applicants also note that they do not believe the issuance of Shares under the DTC Distribution Reinvestment Program will have a material effect on the overall operation of the Funds, including on the efficiency of the arbitrage mechanism inherent in ETFs.

The Applicants do not believe that providing Beneficial Owners with an added optional benefit (the ability to reinvest in Shares at NAV) changes Beneficial Owners’ expectations about the Funds or the fact that individual Fund shares trade at secondary market prices. The Applicants believe Beneficial Owners (other than Authorized Participants) generally expect to buy and sell individual Shares only through secondary market transactions at market prices and that such owners will not be confused by the DTC Distribution Reinvestment Program. The Applicants do not believe Beneficial Owners will be confused or disadvantaged in anyway by having the ability to reinvest distributions at NAV while being unable to redeem shares purchased through the DTC Distribution Reinvestment Program at NAV. Because Beneficial Owners will receive disclosure describing the terms of the DTC Distribution Reinvestment Program, Beneficial Owners will be able to make a fully informed decision on whether to participate in the DTC Distribution Reinvestment Program.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are also substantially similar to those granted in Prior Orders.

B.	Fund of Funds Relief

Applicants also seek an Order from the Commission permitting both Investing Management Companies and Investing Trusts to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act and permitting such Funds, their Distributor and Brokers to sell Shares of each such Fund to Funds of Funds in excess of the limits of Section 12(d)(1)(B) of the Act. In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Fund to sell its Shares to, and redeem its Shares from, a Fund of Funds that owns 5% or more of the Fund’s Shares.

The Fund of Funds Relief is requested pursuant to Section 12(d)(1)(J) of the Act. Applicants submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) coincident with the evolution of investment companies investing in other investment companies. Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Funds of Funds enter into a FOF Participation Agreement (defined below), adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants assert that the relief requested is substantially similar to that granted by the Prior Orders.

IV.	REQUEST FOR ORDER

A.	Legal Analysis: ETF Relief

1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation Unit.

Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5 (a)(1), would be applicable to each Fund.

Applicants believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.”

Rule 22c-1 provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on a Listing Exchange and the relevant Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from26 the Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors Shares at less than the published sales price and who could pay investors a little more than the published redemption price.27

The first two purposes—preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers—would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve a Fund’s assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying Fund’s assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants believe that, to date, shares of ETFs have consistently traded on, at, or very close to, their respective NAVs. Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shares of prior ETFs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for

26 Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

27 See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983).

creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption under Section 6(c) be granted in respect of Section 22(d) and Rule 22c-1.

3.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal -knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof.”

Section 17(a)(2) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . . , or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).”

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

“ . . the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.”

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser or an entity controlling, controlled by or under common control with an Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17 (a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Past applications of prior ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).28

To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an “in-kind” purchase), and likewise, Section 17(a) (2) could be read to prohibit such persons from entering into an “in-kind” redemption procedure with a Fund. Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent or more of such Fund’s securities. Also, the Market Maker for the Shares of any relevant Funds might accumulate, from time to time, 5 percent or more of such Fund’s securities in connection with such Market Maker’s market-making activities. In addition, one or more holders of Shares, or the Market Maker might from time to time, accumulate in excess of 25 percent of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C). Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons (collectively, “Second-Tier Affiliates”)) solely by virtue of one or more of the following: (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for “in-kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial

28 See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

to a Fund whether 12 or 1,200 Creation Units exist for such Fund; all will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Basket Instruments will be valued in the identical manner as those Portfolio Holdings currently held by the relevant Funds and the valuation of the Basket Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its Underlying Index and therefore aid in achieving the Fund’s objectives. Applicants do not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that “in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Holdings held by a Fund is identical to that used for calculating “in-kind” purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Holdings held by a Fund as are used for calculating “in-kind” redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

4.	Exemption from the Provisions of Section 22(e)

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within two Business Days of the trade date.

Section 22(e) of the Act provides that:

“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except-

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)

for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Basket Instruments to redeeming investors, coupled with local market holiday schedules, may require a delivery process of up to fifteen (15) calendar days, rather than seven calendar days for a Foreign Fund, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven calendar days following the tender of a Creation Unit of such Fund up to a maximum of fifteen calendar days. Applicants request that relief be granted such that Foreign Funds holding Basket Instruments that require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Holdings of each such Foreign Fund customarily clear and settle, but in all cases no later than fifteen calendar days following the tender of a Creation Unit. With respect to Future Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days, up to a maximum of fifteen calendar days, required to deliver redemption proceeds in any given year will not exceed fifteen calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). The SAIs for the Foreign Funds that may require this relief will identify (i) those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays, and (ii) the maximum number of days needed to deliver the proceeds, up to fifteen calendar days.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within fifteen calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within fifteen calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Holdings of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund’s assets in Portfolio Holdings. Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested Relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

B.	Legal Analysis: Fund of Funds Relief

1.	Exemption from the Provisions of Section 12(d)(1)

Applicants request an exemption to permit Funds of Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

Funds of Funds do not include the Funds. Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Fund of Funds Adviser”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Fund of Funds Sub-Adviser”). Each Fund of Funds Adviser will be registered as an investment adviser under the Advisers Act. Any Fund of Funds Sub-Adviser to an Investing Management Company will be registered as an investment adviser or will not be required to register. Each Investing Trust will have a sponsor (“Sponsor”).

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act. The requested exemption would permit the Fund of Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(1)(A). Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its Shares from, a Fund of Funds when the Fund is an affiliated person of the Fund of Funds.

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d) (1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

(a)	Exemption Under Section 12(d)(1)(J) of the Act

The National Securities Markets Improvement Act of 1996 (“NSMIA”)29 added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to

29 H R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).

which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”30 Applicants submit that the proposed conditions to the Fund of Funds Relief requested in this Application, including the requirement that each Fund of Funds enter into a FOF Participation Agreement with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.31

(b)	Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.32 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.33 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.34

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).35 These new abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).36

30 HR 622, Ibid.

31 Id. at 43-44.

32 House Hearings, 76th Cong., 3d Sess., at 113 (1940).

33 Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

34 House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

35 H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

36 Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Fund of Funds comply with any terms and conditions of the requested relief by requesting that a Fund of Funds enter into a written agreement (“FOF Participation Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A). The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the Requested Order. Condition B.1 limits the ability of a Fund of Funds’ Advisory Group or a Fund of Funds’ Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Fund of Funds’ Advisory Group” is defined as the Fund of Funds’ Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor. For purposes of this Application, a “Fund of Funds’ Sub-Advisory Group” is defined as any Fund of Funds’ Sub-Adviser, any person controlling, controlled by, or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser. The condition does not apply to the Fund of Funds Sub-Advisory Group with respect to a Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by, or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

Condition B.2 prohibits a Fund of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions between a Fund of Funds or a Fund of Funds Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Fund of Funds Affiliate” is defined as the Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter and principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser or Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

A Fund may choose to reject any direct purchase of Creation Units by a Fund of Funds. To the extent a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of non-interested Board members (as defined above), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition B.5, a Fund of Funds Adviser, or a Fund of Funds’ trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Fund of Funds Adviser, trustee or Sponsor or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Fund of Funds in the Fund. Condition B.5 also provides that any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Fund of Funds in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds. Condition B.11 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341.37

37 FINRA Rule 2341 replaced NASD Conduct Rule 2830. See Investment Company Act Release No. 34-78130 (June 22, 2016). Any references to FINRA Rule 2341 include any successor or replacement rule.

A Fund of Funds may rely on the Order only to invest in Funds and not in any other registered investment company. The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the requested Order only to invest in the Funds and not in any other investment company. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1) (A) of the Act, except to the extent (i) the Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes or (ii) the Fund invests in a Wholly Owned Subsidiary that is a wholly owned and controlled subsidiary of the Fund as described in the Application. Further, no Wholly Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested Fund of Funds Relief will not create or give rise to circumstances enabling a Fund of Funds to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes or invest in any other investment company or 3(c)(1) or 3(c)(7) issuer, other than a Wholly Owned Subsidiary, in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

As noted above, the Funds may invest in Wholly Owned Subsidiaries to pursue their investment objectives and/or for the purpose of assuring that the Funds qualify as RICs under Subchapter M of the Code. The use of a Wholly Owned Subsidiary in this limited context and for this limited purpose does not raise the concerns about undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent. Applicants represent that: (1) a Fund is the sole and legal beneficial owner of its Wholly Owned Subsidiary, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (2) the Adviser or Sub-Adviser will manage the investments of both a Fund and its Wholly Owned Subsidiary, thus further eliminating any concerns over undue influence by the Adviser or Sub-Adviser; (3) each Fund is aware that its investment in a Wholly Owned Subsidiary enables the Fund to continue to qualify as a RIC; and (4) there is no inappropriate layering of fees and expenses as a result of a Fund investing in a Wholly Owned Subsidiary. A Fund that invests in a Wholly Owned Subsidiary will consolidate its financial statements with the Wholly Owned Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the Act, a Fund will deem the assets, liabilities and indebtedness of a Wholly Owned Subsidiary in which the Fund invests as its own. In addition, the expenses of the Wholly Owned Subsidiary are included in the total annual fund operating expenses in the prospectus of the relevant Fund. A Wholly Owned Subsidiary may rely on Sections 3(c)(1) or 3(c)(7) of the Act to exempt it from registration as an investment company.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the Fund of Funds Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Fund of Funds should be the same.

2.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek relief from Section 17(a) to permit a Fund that is an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds to sell its Shares to and redeem its Shares from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of Funds.38 Although Applicants believe that most Fund of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund, a Fund of Funds might seek to transact in Creation Units directly with a Fund that is an affiliated person of a Fund of Funds. To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between a Fund of Funds and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to a Fund of Funds and redemptions of those Shares.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person. A Fund of Funds relying on the requested order could own 5% or more of the outstanding voting securities of a Fund and in such cases the Fund would become an affiliated person of the Fund of Funds. In light of this and other possible affiliations, Section 17(a) could prevent a Fund from selling Shares to and redeeming Shares from a Fund of Funds.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that: (i) the terms of the proposed transaction, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because a Fund may engage in multiple transactions with a Fund of Funds, Applicants are seeking relief from any transaction in Creation Units between a Fund and a Fund of Funds. As mentioned above, Applicants believe that most Fund of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

38 Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds, may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants anticipate that there may be a Fund of Funds that is not part of the same group of investment companies as the Funds, but may be subadvised by an Adviser or an entity controlling, controlled by or under common control with an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Fund of Funds because an Adviser or an entity controlling, controlled by or under common control with an Adviser provides investment advisory services to that Fund of Funds.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.

Second, the proposed transactions directly between Funds and Fund of Funds will be consistent with the policies of each Fund of Funds. The purchase of Creation Units by a Fund of Funds will be accomplished in accordance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement. The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement. The proposed transactions also will be consistent with the policies of each Fund.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Fund of Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

A.	ETF Relief

1.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

2.	As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

3.

Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund (other than pursuant to the DTC Distribution Reinvestment Program) and tender those Shares for redemption to a Fund in Creation Units only.

4.

The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.	Each Fund will post on the Website on each Business Day, before commencement of trading of Shares on the Exchange, the Fund’s Portfolio Holdings.

B.	Fund of Funds Relief

1.

The members of a Fund of Funds’ Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of a Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds’ Advisory Group or the Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Fund of Funds’ Sub-Advisory Group with respect to a Fund for which the Fund of Funds’ Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds’ Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.

The board of directors or trustees of an Investing Management Company, including a majority of the non-interested Board members, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or Fund Affiliate in connection with any services or transactions.

4.

Once an investment by a Fund of Funds in the securities of a Fund exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.

The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.

No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

7.

The Board of a Fund including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.

Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), a Fund of Funds and the Trust will execute a FOF Participation Agreement stating without limitation that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1) (A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of

Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.

Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested Board members, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

12.

No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent (i) the Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term cash management purposes or (ii) the Fund invests in a Wholly Owned Subsidiary that is a wholly owned and controlled subsidiary of the Fund as described in the Application. Further, no Wholly Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

VI.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the Act. Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants also have attached the verifications required by Rule 0-2(d) under the Act. Eric Mogelof is fully authorized to sign and file this document on behalf of PIMCO Investments, LLC pursuant to the general authority vested in him as Chairman. Peter G. Strelow is fully authorized to sign and file this document on behalf of Pacific Investment Management Company LLC pursuant to the general authority vested in him as Managing Director. Peter G. Strelow, President, is authorized to sign on behalf of PIMCO ETF Trust, pursuant to the following resolutions adopted by the Board of PIMCO ETF Trust on May 16, 2017:

RESOLVED, that the Board hereby authorizes and directs the officers of the Trust, with the assistance of counsel, to prepare, execute and cause to be filed with the SEC an application, and any amendments thereto (the “Index ETF Application”), to amend the Index ETF Order pursuant to Section 6(c), of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, pursuant to Sections 6(c) and 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and pursuant to Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

PIMCO ETF Trust

By:	/s/ Peter G. Strelow
Peter G. Strelow
President

Pacific Investment Management Company LLC

By:	/s/ Peter G. Strelow
Peter G. Strelow
Managing Director

PIMCO Investments LLC

By:	/s/ Eric Mogelof
Eric Mogelof
Chairman

Authorization of

PIMCO ETF Trust

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by PIMCO ETF Trust (the “Trust”) have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of the Trust pursuant to the following resolution adopted by the Trustees of the Trust on May 16, 2017:

RESOLVED, that the Board hereby authorizes and directs the officers of the Trust, with the assistance of counsel, to prepare, execute and cause to be filed with the SEC an application, and any amendments thereto (the “Index ETF Application”), to amend the Index ETF Order pursuant to Section 6(c), of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, pursuant to Sections 6(c) and 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and pursuant to Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

PIMCO ETF TRUST

By:	/s/ Peter G. Strelow
Peter G. Strelow
President

Authorization of Pacific Investment Management Company LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Pacific Investment Management Company LLC have been taken, and that as a Managing Director thereof, he is authorized to execute and file the same on behalf of Pacific Investment Management Company LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter G. Strelow
Peter G. Strelow
Managing Director

Authorization of PIMCO Investments LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by PIMCO Investments LLC have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of PIMCO Investments LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIMCO INVESTMENTS LLC

By:	/s/ Eric Mogelof
Eric Mogelof
Chairman

VERIFICATION RULE 0-2 (d)

Verification of PIMCO ETF Trust

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, PIMCO ETF Trust; that he is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 2nd day of October, 2017, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIMCO ETF TRUST

By:	/s/ Peter G. Strelow
Peter G. Strelow
President

Verification of Pacific Investment Management Company LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Pacific Investment Management Company LLC; that he is a Managing Director of such company; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument this 2nd day of October, 2017, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter G. Strelow
Peter G. Strelow
Managing Director

Verification of

PIMCO Investments LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, PIMCO Investments LLC; that he is the President of such entity; and that all actions taken by the persons necessary to authorize deponent to execute and file such instrument this 2nd day of October, 2017, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and

PIMCO INVESTMENTS LLC

By:	/s/ Eric Mogelof
Eric Mogelof
Chairman